December 17, 2010

Mr. Lyn Shenk
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:          Textron Inc.
Form 10-K: For the fiscal year ended January 2, 2010
Filed February 25, 2010
Form 10-Q:  For the quarterly period ended July 3, 2010
Filed July 29, 2010
File No. 001-05480

Dear Mr. Shenk:

This letter is in response to your comment letter dated November 19, 2010 regarding the above filings.  For your convenience, we have repeated the staff’s comments in the body of this letter, followed by our related responses.

Form 10-K for Fiscal Year Ended January 2, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Segment Analysis, page 21

1.
SEC Comment:  We have reviewed your response to our prior comment one.  In addition, we have reviewed your proposed expanded disclosure included in Attachment A and your MD&A disclosure regarding “Revenues by Segment” in your Form 10-Q for the quarterly period ended October 2, 2010.  However, we do not believe that your revised disclosure is fully responsive to our prior comment.  While our prior comment suggested improvements that could be made to your disclosure regarding the revenues generated by the Bell segment and Industrial segment, those suggestions were meant as examples only.  In this regard, we believe that your disclosure could be improved at each of your “Manufacturing Group” segments.  As an additional example, please refer to the material variances identified in your comparative discussion of Textron Systems’ revenues for the nine-month periods ended October 2, 2010 and October 3, 2009.  These variances appear to relate to at least three of the segment’s five operating units.  As such, we believe that it would be meaningful to provide a table that presents the revenue attributable to each of that segment’s operating units for the comparable reporting periods.  Similarly, given the significant decline in jet deliveries by Cessna, it may be appropriate to separately disclose revenue generated from aircraft sales versus aftermarket sales.  We believe that the disclosures suggested above would provide context to the sales’ variances that you have identified and quantified for Textron Systems and Cessna.  Finally, we believe that it may be more meaningful for you to disclose the revenue generated by each of your Industrial segment’s major lines of business, rather than solely discussing the percentage by which Kautex’s sales changed.  Based upon the observations noted above, we reissue our prior comment.  Please provide your proposed expanded disclosure as part of your response.

Response: In preparing our MD&A, we endeavor to provide the information we believe to be necessary for an understanding of our results of operations.  In accordance with Item 303(a) of Regulation S-K, the following disclosure is required for full fiscal years: “Discuss registrant's financial condition, changes in financial condition and results of operations. The discussion shall provide information as specified in paragraphs (a)(1) through (5) of this Item and also shall provide such other information that the registrant believes to be necessary to an understanding of its financial condition, changes in financial condition and results of operations..…Where in the registrant's judgment a discussion of segment information or of other subdivisions of the registrant's business would be appropriate to an understanding of such business, the discussion shall focus on each relevant, reportable segment or other subdivision of the business and on the registrant as a whole.”  In paragraph (a)(3), Item 303 states the following: “To the extent that the financial statements disclose material increases in net sales or revenues, provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.”

In accordance with these rules, in our judgment, a discussion of segment information is appropriate to an understanding of our business; therefore, we focus our discussion on each relevant, reportable segment and on our business as a whole.  In the Segment Analysis section of our MD&A, we provide causal information on the changes in revenue for each segment in comparison to prior periods and identify significant changes related to volume, pricing or other factors.  We believe that this disclosure is in compliance with Item 303(a) and is the appropriate level to discuss such changes since it is the level at which senior management reviews revenue with segment management.  While we have and will endeavor to incorporate some of the staff’s suggestions, we do not believe that more granular information by product line or operating unit is either required under Item 303 or meaningful for our segments.  Our segments have numerous product lines, which require a certain amount of aggregation when discussing material changes and trends in order to be able to provide meaningful information at an appropriate level of detail in the MD&A.  We have provided below a response for each of the specific areas that the staff has noted as examples for potential expanded disclosure.

1.
Our Textron Systems segment produces a variety of defense and intelligence-related products including various armored vehicles, multiple advanced military systems and piston aircraft engines.  In fiscal 2008, we separated the businesses included in this segment from the Bell segment to reflect a change in the manner in which we manage these businesses.  We believe that this segment presentation provides the reader with more transparency into these businesses.  Since several of the operating units within the Textron Systems segment generate only a small percentage of segment revenues and total consolidated revenues (i.e., approximately 6% of segment and 1% of consolidated revenues), we believe that disclosure by operating unit would involve the reader in a level of granularity that would obscure material information.  In preparing our MD&A, we review significant factors impacting volume-related changes in revenue and believe we provide meaningful discussion of these factors. For example, in the third quarter 2010 Form 10-Q, we disclosed that certain specific products have caused the decrease in volume for the segment.  We believe that our MD&A provides appropriate information at the segment level to enable the reader to understand the underlying causes for the change in revenue attributable to volume. To the extent revenues change materially due to the introduction of new products or services we would also discuss this in our MD&A.

2.
The staff noted in their comment that given the significant decline in jet deliveries by Cessna, it may be appropriate to separately disclose revenue generated from aircraft sales versus aftermarket sales in our quarterly filings.  We believe that the disclosure in our third quarter Form 10-Q provides the investor with a clear understanding that Cessna’s revenues decreased “primarily due to lower volume in most of Cessna’s model lines” and also includes meaningful information regarding the number of jet deliveries for the quarter and year-to-date compared with prior periods.  The disclosure also notes that aftermarket volume has increased during the periods and includes the amount of the increase for each period.  We believe that this disclosure provides adequate information to enable the reader to understand the underlying factors driving the change in revenue.

3.
For the Industrial segment, in the third quarter 2010 Form 10-Q, we provided the percentage of the segment’s revenue attributable to the Kautex business to provide the reader with context of the significance of this business’s product line to the segment, since it represents in excess of 10% of total consolidated revenues.  We also provided the percentage increase in Kautex’s revenues for the periods.  The two other major product lines for this segment are powered tools, testing and measurement equipment products and golf and turf-care products, which represent just 3.3% and 5.7%, respectively, of total consolidated revenues for the nine months ended October 2, 2010.  We believe that in the normal course of business these product lines are not significant enough to warrant separate presentation of their revenues on a quarterly basis; however, we will disclose Industrial revenues by product line in our future annual filings which we believe will give investors adequate information to gauge the magnitude of these product lines.  In addition, to the extent that there are material fluctuations in the major product lines, we will expand our MD&A in future filings to provide a discussion and analysis of such changes.

2.
SEC Comment:  We have reviewed your response to our prior comment two, and we reissue our prior comment, as it relates to the Bell segment.  In this regard, we note that increases in deliveries of V-22 and H-1 aircraft resulted in a substantial portion of the changes in revenue generated by the Bell segment’s U.S. government contracts for both the three and nine-month periods ended October 2, 2010.  In addition, given that increases in the deliveries of your V-22 and H-1 aircraft appear to have contributed materially to the increases in U.S. Government contract revenue since fiscal year 2008, it appears that deliveries of these two aircraft may also represent a material portion of the total U.S. Government contract revenue that has been recognized.  In this regard, we believe that disclosure of the revenue generated by the V-22 and H-1 aircraft programs may be material to the understanding of (I) the significance of such contracts to the Bell segment and (II) the segment’s performance over comparative reporting periods.  Furthermore, we continue to believe that this disclosure will provide readers of your financial statements with additional meaningful context that would be useful in evaluating the variances that have been quantified.

Given the observations noted above, please revise your disclosure regarding the Bell segment in accordance with our prior comment two.  In addition, expand your disclosure to clearly explain the underlying reasons for the substantial increases in deliveries of V-22 and H-1 aircraft (e.g., progression within production stage of contracts, timing, etc.), as well as any known trends related to the contracts.  We note your concern that the disclosure of certain information may result in competitive harm to your company.  However, given that your periodic reports generally have not included quantification of the number of helicopters delivered under the V-22 and H-1 programs – that is, with the exception of the quantification of those delivered in fiscal years 2008 and 2007 in your fiscal year 2009 and 2008 Form 10-Ks – it is not clear to us how the suggested disclosure will allow competitors or potential customers to determine your pricing strategies.  Please provide your proposed expanded disclosure as part of your response.

Response:  In response to the staff’s initial comment, beginning with the third quarter 2010 Form 10-Q, we have provided the portion of Bell’s revenues attributable to the U.S. Government and have disclosed that Bell’s major programs at this time are the V-22 tiltrotor aircraft and the H-1 helicopter programs, which are both in the production stage.  As the staff points out, historically, we have not provided delivery information for Bell’s programs with the U.S. Government in our periodic reports on a consistent basis.  While we believe that providing both delivery and revenue information by program may allow competitors and potential customers to determine our pricing strategies, we recognize the value of providing added context with regard to Bell’s significant programs.   Accordingly, in future filings, we will provide the number of deliveries for Bell’s most significant programs, and we will also expand our disclosure to explain the underlying reasons for substantial changes in deliveries and to provide context for the magnitude of these programs.  An example of our proposed disclosure is as follows:

“Bell’s major U.S. Government programs at this time are the V-22 tiltrotor aircraft and the H-1 helicopters, which are both in the production stage.  Bell’s U.S. Government revenues increased $172 million, 48.0%, in the third quarter of 2010, compared with 2009, primarily due to higher deliveries related to increased customer demand.   In the third quarter of 2010, we delivered seven V-22 tiltrotor aircraft and five H-1 helicopters, compared with four tiltrotor aircraft and two H-1 helicopters in the third quarter of 2009.  Commercial revenues increased $25 million, 9.3%, in the third quarter of 2010, primarily due to higher service, support and aftermarket volume of $13 million and improved pricing of $6 million.”

With respect to the V-22 and H-1 programs, we will continue to review these programs on a quarterly basis to determine whether there have been any changes or trends related to the programs that are material to an understanding of the segment’s business, and will disclose any such changes or trends that may be identified in our MD&A in future filings.

3.
SEC Comment:  We have reviewed your response to our prior comment three, and we note that you do not intend to revise your disclosure regarding results of operations to quantify and analyze your segments’ expenses.  In this regard, we note that you believe (I) segemnt profit is the most useful measure for your investors to understand and (II) your existing disclosure is more effective in providing investors with information necessary for understanding material trends and fluctuations in your cost structure.  While we acknowledge the significance of segment profit as a measure of segment results, we also note that that segment profit is a net amount.  As such, we believe that segment profit, as well as any changes thereto, would be more thoroughly and effectively explained if your disclosure included a direct analysis of the costs that have been aggregated and netted against revenue to arrive at your profit measure.  Furthermore, it is not clear to us how quantifying the impact of volume fluctuations and other items (e.g., inventory write-downs, warranty expense, and research and development costs) on segment profit provides an understanding of the trends and fluctuations in your segments’ cost structures, if you do not also provide readers with quantitative and qualitative information regarding the your segments’ cost structures – for example, quantification of the individually material costs recognized by each segment for the reporting periods analyzed in MD&A.  In this regard, supplemental information regarding costs will also allow readers of your financial statements to identify and assess costs that are of a fixed versus variable nature.

For the reasons cited, we continue to believe that you should present, analyze, and discuss the significant components of costs incurred/recognized by your segments.  In this regard, we believe that the use of additional tables may allow for the most clear and concise presentation of such costs.  As noted in our prior comment, please give appropriate consideration to the level at which costs should disaggregated for purposes of presentation in your tables and analysis.  Please provide your proposed expanded disclosure as part of your response.

Response:  Segment profit is the measure that we use to discuss the results of operations of our segments with investors and to evaluate performance of our segments for compensation purposes.  Our MD&A includes an analysis of the changes in segment profit for each segment, while also addressing material changes in operating expenses and related trends, and we believe this analysis fully complies with Item 303(a) of Regulation S-K.  Paragraph (a)(3) of Item 303 requires the following: “Describe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. If the registrant knows of events that will cause a material change in the relationship between costs and revenues (such as known future increases in costs of labor or materials or price increases or inventory adjustments), the change in the relationship shall be disclosed.”  Our MD&A already discloses any such known trends or uncertainties to the extent they exist and are material.  In addition, when there is a material change in a cost component at a segment, we include a discussion of the change in our analysis of segment profit.

We generate a significant portion of our revenues from long-term contracts with the U.S. Government, which are accounted for under the percentage-of-completion method of accounting.  The accounting systems for this business are designed to capture, analyze and aggregate costs on a contract specific basis over each contract’s respective period of performance.  The performance of each of these contracts is reviewed and analyzed based on detailed analyses of contract costs for the total contract over the respective periods of performance and is not evaluated based on actual costs incurred in any particular reporting period.  In our MD&A, we discuss any changes of a material nature to a particular program, however, we do not believe that reporting aggregate components of costs for each reporting period would be meaningful to investors since this is not the way this business is viewed by management or our U.S. Government customer.

We analyze segment profit by quantifying the impact of volume, pricing, foreign exchange, acquisitions, product mix, inflation and cost performance and discuss significant factors from this causal analysis in our MD&A.  For example, rather than providing an analysis of the dollar change in cost of sales for a segment, we analyze the change and break it down into more understandable components such as the amount of the change due to volume, pricing and the other factors.  By removing the volume impact out of each segment’s operating expenses in our analyses, we can focus the reader on non-volume-related events and trends and discuss such material factors separately, including the impact of changes in costs items due to inventory write-downs or changes in warranty expense.  We believe that this provides the reader with an understanding of the underlying factors that most affect segment profit and is the most meaningful presentation since it is consistent with how management reviews segment performance.

In future filings, we will continue to analyze and provide commentary on material changes in segment profit and the underlying causal factors for the changes.  To the extent that such causal factors materially impact operating costs on a segment basis, we will analyze and discuss such factors in our MD&A.  In addition, we will disclose any trends or expected changes in costs of a material nature.

Liquidity and Capital Resources
Manufacturing Group Cash Flows, page 29

4.
SEC Comment:  Please refer to your response to our prior comment six.  While we acknowledge that you use the indirect method to prepare your statement of cash flows for financial reporting purposes, we continue to believe that you should revise your disclosure regarding your Manufacturing Group’s cash flows from operations to place a greater emphasis on actual cash receipts and cash disbursements.  As noted from your response, your current disclosure attributes a material portion of the change in your company’s operating cash flow performance to the change in its working capital.  However, we note that changes in working capital are a reflection of changes in reported asset and liability balances as of two points in time, rather than the sources and uses of cash (i.e., cash flow activity) for a reporting period.  We also note that attempting to explain changes in cash flows from operations based upon changes in working capital oftentimes may be ineffective, given that working capital typically includes the reported cash balance.

Furthermore, we note that you believe that providing a detailed discussion of certain offsetting cash receipts and cash disbursements may not be meaningful.  In this regard, we note that you provide an example in which increases in progress/advance payments related to a production program were offset by increases in inventory purchases related to the same program.  While we acknowledge that materiality would need to be assessed in your particular example, we do not believe that a discussion of offsetting cash inflows and outflows attributed to a particular program should automatically be deemed meaningless without further analysis.  For example, although material changes in cash disbursements related to a particular program may be offset by customer advances, deposits, and/or progress payments, disclosure of such information can provide meaningful information regarding (i) sectors/markets in which your company is focusing its development and/or production efforts and expenditures and (ii) the sources and timing of the cash inflows and outflows attributed to such efforts.  In addition, such disclosure can be expanded to provide insight regarding known trends that are expected to impact cash requirements, cash inflows (e.g., from revenue), and operating results in future reporting periods.

Based upon the observations noted above, please revise your discussion and comparative analysis of the Manufacturing Group’s cash flow to identify, quantify, and analyze the impact of any material changes in cash receipts and cash disbursements on your reported cash flows from operations.  In this regard, we note that an appropriate analysis should be provided for all periods in which the sources and uses of cash may have changed materially, including when changes in net reported cash flows from operations may not be material.  Please provide your proposed expanded disclosure as part of your response.

Response:  To provide investors with a better understanding of material changes in operating cash flows as reported in our Consolidated Statements of Cash Flows, we believe that it is appropriate to use the line items from the statement when we explain significant changes in the MD&A.  We are concerned that it may be confusing to the reader to refer to amounts that would be reported using the direct method of cash flow reporting, such as cash receipts, when explaining cash flows reported using the indirect method.

We explain significant changes in revenue and expense that are reported on an accrual basis in our Results of Operations section of the MD&A, which provides meaningful information to the extent that there are material changes in sources and uses of our revenue and expenses on an accrual basis.  We also review any significant changes in the asset and liability amounts reported on the Consolidated Statement of Cash Flows to adjust our Income from Continuing Operations to a cash basis amount.  To the extent that there are material changes from the accrual-based amounts reported to arrive at actual cash basis amounts, we discuss such changes in our discussion of the Manufacturing Group cash flows.  We disclose the aggregate change in our working capital accounts for the period compared to the prior period, which excludes reported cash balances, as we believe that this period to period comparison is useful to investors as it aids in an understanding of the impact of changes in assets and liabilities on operating cash flows.  In addition, working capital is a measure that we use to manage segments and evaluate performance.  Changes in working capital typically relate to our investment in inventory and the timing of payments for accounts payable and accrued expenses.  If there is a material cash receipt or payment that is significant to the investor’s understanding of the operating cash flow as it relates to the prior period, we include an explanation of the amount.  For example, we disclosed in 2009 the $100 million cash settlement of a stock-based compensation hedge.

We disclose information regarding the sectors/markets on which we are focusing our development and production efforts and expenditures in our MD&A discussion of results of operations and Part 1, Item 1. Business of Form 10-K.  Material cash investments typically relate to our investment in inventory which we have disclosed specifically in the past.  We believe that our MD&A does provide an adequate discussion and comparative analysis of the Manufacturing Group’s cash flows and already identifies, quantifies and analyzes the material changes in cash flows from our manufacturing operations.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 49

5.
SEC Comment:  Refer to the revised disclosure that you have proposed in response to our prior comment nine.  In your proposed disclosure, you state that you account for all of your rights and obligations under the specific requirements of the V-22 Contracts, as allocated to you under the strategic alliance agreement.  You state further that revenues and costs of sales reflect your performance under the V-22 Contracts, with revenues recognized using the units-of-delivery method.  In this regard, we do not believe that it is clear from your disclosure that with the exception of cost overruns and/or under-runs on “fixed price contracts,” profits are allocated between your Bell segment (“Bell”) and Boeing on a 50-50 basis.  Please revise your disclosure to clarify.  In addition, expand your disclosure to explain (i) whether Bell is subject to/exposed to potential contingent liabilities related to delivered V-22 aircraft, such as warranty liabilities and product liabilities, based upon its individual contributions to the V-22 contracts/aircraft (e.g., specific parts that Bell produces and/or contributes) or (ii) the potential contingent liabilities described above are allocated to Bell and Boeing on a 50-50 basis.  Furthermore, given the uniqueness of the accounting treatment that has been applied to the strategic alliance between Bell and Boeing, as well as the significance of the annual revenue generated from the delivery of V-22 aircraft, we believe that it may be appropriate for you to provide comparative summarized information regarding the amounts of revenue, net income, and assets that have been recognized in your consolidated financial statements in connection with the strategic alliance.  Please revise your disclosure accordingly, or advise.  Please also provide your proposed expanded disclosure as part of your response.

Response:  To clarify our disclosure in future annual filings, we propose the following changes to our disclosure:

“Our Bell segment has a strategic alliance agreement with The Boeing Company to provide engineering, development and test services related to the V-22 aircraft, as well as to produce the V-22 aircraft, under a number of separate contracts with the U.S. Government (the “V-22 Contracts”).  The alliance created by this agreement is not a legal entity and has no employees, no assets and no true operations.  This agreement creates contractual rights and does not represent an entity in which we have an equity interest.  Accordingly, we do not account for this agreement under the equity method of accounting.  Profits on cost-plus contracts are allocated between Bell and Boeing on a 50%-50% basis.  Negotiated profits on fixed price contracts are also allocated 50%-50%; however, Bell and Boeing are each responsible for their own cost overruns, and are entitled to retain any cost underruns.  Based on the contractual arrangement established under the alliance, Bell accounts for its rights and obligations under the specific requirements of the V-22 contracts allocated to Bell under the work breakdown structure.We account for all of our rights and obligations, including warranty, product and any contingent liabilities, under the specific requirements of the V-22 Contracts allocated to us under the agreement.  Revenues and cost of sales reflect our performance under the V-22 Contracts with revenues recognized using the units-of-delivery method.  We include all assets used in performance of the V-22 Contracts that we own, including inventory and unpaid receivables, and all liabilities arising from our obligations under the V-22 Contracts in our Consolidated Balance Sheets.”

Since we do not account for this strategic alliance under the equity method, the disclosure requirements of ASC 323-10-50-3 are not applicable for the alliance.  Accordingly, we do not believe that it is appropriate to provide comparative summarized information regarding the amounts of revenue, net income, and assets that have been recognized in our consolidated financial statements in connection with the alliance.  In addition, since we will include the number of deliveries under the V-22 program in our MD&A in future filings based on our response to

Comment #2 above, providing revenue information would enable competitors and potential customers to determine our pricing, which would cause us competitive harm.

Form 10-Q for Fiscal Quarter Ended July 3, 2010
Notes to the Consolidated Financial Statements (Unaudited)
Note 12:  Commitments and Contingencies, page 13

6.
SEC Comment:  We have reviewed your response to our prior comment 23, and we note that you have not accrued any portion of the $87.5 million set out in the verdicts returned against Avco Corporation (“Avco”) on April 6, 2010.  In this regard, we acknowledge that you have disclosed in your footnotes that you believe it is probable that the verdicts will be reversed through the appellate process.  However, in light of the outstanding verdicts, we do not believe that it can be assumed that (I) you have not accrued any portion of the $87.5 million specified in the returned verdicts and (II) that such amount represents your remaining exposure to loss.  As noted in your response, ASC Topic 450-20-50-4 requires disclosure of an estimate of the possible loss or range of loss for reasonably possible loss contingencies for which (i) an accrual has not been made or (ii) exposure to loss exists in excess of the amount that has been accrued.  In this regard, we do not believe that readers of your financial statements can assess your remaining (i.e., non-accrued) exposure to the Avco litigation matter without insight regarding the extent to which you have accrued for the related verdicts.  As such, please revise your disclosure to explicitly state (a) that you have not accrued for any portion of $87.5 million specified in the verdicts returned against Avco or (b) that you continue to be exposed to losses up to such amount.  Refer to ASC Topic 450-20-55-36 and 37 for further guidance.

Response: In future filings, we will revise our disclosure to explicitly state that we have accrued only for the defense costs related to this matter. Our proposed disclosure is as follows:

 “On April 6, 2010, a jury in the Philadelphia Common Pleas Court returned verdicts against Avco Corporation, which includes the Lycoming Engines operating division, for $24.7 million in compensatory damages and $64 million in punitive damages in an aviation products liability case involving a 1999 accident.   Judgment has not been entered pending post-trial motions.  While the ultimate outcome of the litigation cannot be assured, we strongly disagree with the verdicts and intend to appeal the verdicts if our post-trial motions are unsuccessful.  We believe that it is probable that both verdicts will be reversed through the appellate process and that the risk of any loss related to the punitive damages is remote.  Accordingly, we have accrued only for the estimated expenses expected to be incurred in the defense of this litigation. We believe that there is a reasonable possibility that the loss related to the compensatory damage award and any related prejudgment interest could exceed the amount we have accrued; however, such loss would be covered by our insurance provider.”

Please note that intervening events, including action by the presiding judge, may change this disclosure.

* * * * *
In connection with our responses above, we acknowledge that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses, please contact me at (401) 457-4412.

Sincerely,

Frank T. Connor
Chief Financial Officer

cc: Scott Donnelly
President and Chief Executive Officer
     Terrence O’Donnell
Executive Vice President and General Counsel
     Gerald Cohen, Ernst & Young LLP
Partner